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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2004

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                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulati on S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

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        On February 25, 2004 Fresenius Medical Care AG (the "Company") issued a press release announcing its fourth quarter and full year 2003 earnings results. A copy of the press release is furnished as Exhibit 99.1.

        The attached press release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our 2003 consolidated financial results presented in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, we have used non-GAAP financial measure of (a) operating income excluding depreciation, amortization, and minority interests, (b) free cash flow, (c) dialysis product sales to the available external market and (d) net income prior to SFAS 145 as non-GAAP financial measures. These non-GAAP measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-GAAP financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures are included in the attached press release.

        The Exhibit attached hereto, shall not be deemed "filed" for purposes of
Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.


                                    EXHIBITS

          Exhibit 99.1   Earning press release dated February 25, 2004

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: February 25, 2004

                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT

                                     By: /s/ DR. BEN LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chairman of the Management Board

                                     By: /s/ LAWRENCE ROSEN
                                         ---------------------------------------
                                         Name:  Lawrence Rosen
                                         Title: Chief Financial Officer

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